October 13, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street
Washington, DC 20549

Re:
Second Follow-Up Comment Letters dated October 8, 2009 concerning Form 10-K filed March 16, 2009, as amended April 30, 2009, Form 10-Q for the quarterly period ended March 31, 2009 and Preliminary Proxy Statement filed July 28, 2009

Dear Mr. Spirgel:

On behalf of Radio One, Inc. (the “Company”), we are providing the following responses to those certain second follow-up comment letters dated October 8, 2009 concerning (i) our Form 10-K filed March 16, 2009, as amended April 30, 2009, and Form 10-Q For the Quarterly Period Ended March 31, 2009 (the “Second Follow-Up Periodic Reports Letter”) and (ii) our Preliminary Proxy Statement filed July 28, 2009 (the “Second Follow-Up Proxy Letter”), all File No. 000-25969 (together, the “Second Follow-Up Comment Letters” and each a “Second Follow-Up Comment Letter”).  The Second Follow-Up Comment Letters were in reference to the comment letters dated August 6, 2009 concerning the above referenced periodic reports and Preliminary Proxy Statement (the “Original Comment Letters”) and the first follow-up comment letters dated September 18, 2009 (the “Follow-Up Comment Letters”).  As the Second Follow-Up Periodic Reports Letter includes each of the comments contained in the Second Follow-Up Proxy letter, we have responded to both Second Follow-Up Comment Letters in this response. The responses set forth below are numbered to correspond to the comments in the Second Follow-Up Periodic Reports Letter, which have been reproduced for ease of reference.  The numbering also  corresponds to the numbering in the Second Follow-Up Proxy Letter.  We will incorporate the responses and similar revised disclosures (as updated accordingly) into future quarterly and annual filings and into our Definitive Proxy Statement, as appropriate.

1.    We have considered your response to comment one from our letter dated September 18, 2009.  Please expand your disclosure about Mr. Liggins’ compensation to include the explanation that you provided in your response. In addition, explain in more detail how the Compensation Committee arrived at an amount of $1.0 million to compensate Mr. Liggins for being underpaid for thee years prior to the execution of his 2008 employment agreement.  For example, did the Compensation Committee determine that he was underpaid by particular amounts in each of the last three years?  If so, explain how the Compensation Committee determined the amount of underpayment.  If the $1.0 million was arbitrarily determined, so state.

Response:  The below language will be included in the Company’s amended Proxy Statement in the Section titled “2008 Base and Other Compensation Decisions,” under the subsection “Compensation to Chief Executive Officer.”

Compensation to Chief Executive Officer

Background

The CEO’s prior employment agreement expired in April 2005.  Between that time and April 2008, given the shift in media spend over the past several years, the Company has diversified, and continues to diversify, its business to become a multi-media content provider to the African-American consumer.   The Company’s media portfolio now includes our interest in TV One, our 51% interest in Reach Media, our acquisition of Giant Magazine, and, most recently, our acquisition of Community Connect Inc.   Mr. Liggins was the chief architect of this diversification, and was the founding visionary of TV One, individually formulating the concept and taking the lead in bringing the concept into existence.  Against this backdrop and looking to the future, the Board and the Committee determined that Mr. Liggins is both a unique asset and uniquely situated to lead Radio One into the future.

In the early part of 2006, Mr. Liggins and the Committee began negotiating a new employment agreement.  The Committee engaged the services of Pearl Meyers to assist and advise the Committee with its deliberations with respect to overall compensation for the CEO.  The Committee’s focus was twofold:  First, it sought to structure incentives designed to maximize overall shareholder value in the context of the Company’s diversification strategy.  Second, it sought to cure past compensation arrangements the results of which the Committee deemed punitive to Mr. Liggins.  With input from Pearl Meyers and outside counsel, the Committee considered publicly available data concerning compensation programs offered by other companies.  The Committee did not attempt to benchmark or set any compensation element for the CEO within a particular range related to levels provided by industry peers. Rather, the Committee used market comparisons as one factor in making its compensation decision.  In reviewing these comparables, the Committee analyzed the complexity and diversity of the business models of these peers, as well as the contributions of the executives responsible for the creation, operation and strategic oversight of those models.  The process was both dynamic and vigorous, with the Committee meeting numerous times, having multiple discussions and reviewing various proposals before approving the final compensation package.

Base Salary, “Signing Bonus” and Performance Bonus

On April 16, 2008, the Company  entered into a three (3) year employment agreement with Mr. Liggins.  The employment agreement provides for an annual base salary of $980,000 that may be increased in the discretion of the Committee.   Mr. Liggins also received a $1,000,000 “signing bonus” which served as a retroactive compensation adjustment, as it was determined that the CEO was underpaid for the three years prior to execution of the 2008 employment agreement.  Under the terms of his employment agreement, the CEO’s bonus award has two components.  The first component, equaling 50% of the award, is based on the achievement of the pre-established individual and Company performance goals, as determined by the Committee in consultation with the CEO.  The performance goals for the CEO for 2008 are discussed in more detail in the below section regarding 2008 individual performance reviews and performance-based annual bonus decisions. The second component, equaling the balance of the award, is determined at the discretion of the Committee.  The CEO’s bonus award may not in the aggregate exceed his annual base salary. The bonus is typically paid in the first quarter of the year following the year for which the bonus is earned, if applicable.

       As noted above, in setting compensation for executives, including the CEO, the Committee reviewed the compensation paid to executives at other radio broadcasting companies as a reference point for determining the competitiveness of our executive compensation and to obtain a general understanding of current compensation practices.  In fulfilling its mandate to ensure that the total compensation paid to Mr. Liggins was fair, reasonable and competitive, the Committee reviewed the compensation paid to chief executives at other radio broadcasting companies to determine if Mr. Liggins’ compensation was “in the ballpark” with respect to fair, reasonable and competitive compensation and to establish a starting place in its compensation review.   This process also helped the Committee to fulfill its fiduciary duties to avoid the waste of corporate assets by providing a construct within which to set Mr. Liggins’ compensation without overpaying versus the market for similar executive talent.  In reviewing compensation data for the CEO, the Committee started by comparing Mr. Liggins salary to that of chief executives at a historical “peer group” of pure play radio broadcasting companies that the Company had compared itself to prior to its business diversification.  This historical peer group included Citadel Broadcasting Corporation, Cox Radio, Inc., Emmis Communications Corp., Entercom Communications Corp. and Saga Communications, Inc. (the “Historical Peer Group”).   The Committee used publicly available data (such as data filed with the SEC in proxy statements) for market comparisons as a beginning basis for making its compensation decision.  For example, the Committee reviewed total annual compensation paid to executives at the Historical Peer Group companies and contrasted that to the total annual compensation opportunities made available to the CEO.  In reviewing the data, the Committee observed that Mr. Liggins’ past compensation made him an outlier (to the low side) with respect to our Historical Peer Group.  However, given the complexity of our multi-media platform versus pure play radio broadcasting companies, the Committee determined that benchmarking against chief executives at the Historical Peer Group companies, while of some value, would have understated the value of the contributions of the CEO because, in the Committee’s view, the management, vision and leadership abilities required to lead a multi-media company are somewhat broader than those required to lead a pure-play radio broadcasting company.  Thus, the Compensation Committee considered other factors in setting Mr. Liggins compensation including the complexity of our business model versus the Historical Peer Group, individual contribution and performance, reporting structure, internal pay relationships, community and industry prominence, and leadership and growth potential.  Considering all of these factors, and having made a determination that there was no directly comparable company or companies with which to benchmark against, the Committee determined that the CEO’s annual base salary of $980,000 reflected current market compensation and that retroactive compensation was warranted in the form of the $1,000,000 “signing bonus” to remedy past underpayments of base salary.  The Committee arrived at the amount of the $1,000,000 signing bonus through the exercise of its discretion and business judgment as it considered the additional duties Mr. Liggins held versus our the Historical Peer Group over the three year period he was employed without an employment agreement, his contributions in leading the Company’s diversification effort and his outlier compensation (to the low side) with respect to the Historical Peer Group.

2.    We have considered your response to comment eight from our letter dated September 18, 2009.  The disclosure in the table with respect to your non-equity incentive plans awards for 2008 is incorrect.  Disclosure in the Grants of Plan Based Awards Table is intended to show the terms of grants made during the current fiscal year, including estimated future payouts for both equity and non-equity incentive plans with separate disclosure for each grant.  Thus, revise the table to include the threshold, target and maximum “Estimated future payouts under non-equity incentive plan awards” for awards made in 2008 for each named executive officer.  For incentive plans awards, threshold, target and maximum payout information should be provided, but if the award provides only for a single estimated payout, that amount should be reported as the target.  For additional guidance, please review the following resources available on our website:

•	Item 402(a)(6)(iii) and Item 402(d) of Regulation S-K;
•	Final Rule: Executive Compensation and Related Party Disclosure, Release No. 33-8732A (August 29, 2006);
•	Interim Final Rules: Executive Compensation Disclosure, Release No. 33-8765 (December 22, 2006); and
•	Regulation S-K Compliance Disclosure Interpretations.

Response:  The Company will revise the disclosure in its amended Proxy Statement to include the following table:

2008 Grants of Plan - Based Awards

				Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name		Grant Date *	Action Date	Threshold $	Target $	Maximum $	Threshold $	Target $	Maximum $	All Other Stock Awards #	All Other Option Awards #	Exercise Price of Option Awards $	Grant Date Fair Value of Stock and Option Awards $

Catherine L. Hughes	(2)	6/5/2008	4/15/2008	-	-	-	-	-	-	150,000	-	-	211,500

Alfred C. Liggins, III	(3)	6/5/2008	4/15/2008	-	490,000	-	-	-	-	300,000	-	-	423,000
		6/5/2008	4/15/2008	-	-	-	-	-	-	-	1,150,000	1.41	845,250

Barry A. Mayo	(4)	1/1/2008	12/31/2008	-	100,000	-	-	-	-	-	-	n/a	-

Peter D. Thompson	(5)	6/5/2008	3/31/2008	-	-	-	-	-	-	75,000	-	-	105,750
		6/5/2008	3/31/2008	-	-	-	-	-	-	-	75,000	1.41	55,125

(1)
Reflects the possible payout amounts of non-equity incentive plan awards that could have been earned in 2008. See the Summary Compensation Table for amounts actually earned in 2008 and paid out in 2009.

(2)	50,000 shares vest on April 15, 2009, April 15, 2010 and April 15, 2011. 200,000 options vest on April 15, 2009, April 15, 2010 and April 15, 2011.

(3)	100,000 shares vest on April 15, 2009, April 15, 2010 and April 15, 2011. 383,333 options vest on April 15, 2009, April 15, 2010 and April 15, 2011.

(4)	Grant and action dates reflect performance period for non-equity incentive plan award. A $5,000 bonus will be paid in 2010 for meeting 2008 budgeted expense performance criteria.

(5)	25,000 shares vest on February 19, 2009, February 19, 2010 and February 19, 2011. 25,000 options vest on February 19, 2009, February 19, 2010 and February 19, 2011.

*  If on the date the Committee approved an award (the “Action Date”) it was determined that material non-public information existed, the Action Date and Grant Date may differ per the Company Stock Plan Administration Procedures. The Grant Date of awards would be delayed until the information in question was communicated to the marketplace.

***********************

       In connection with the Staff’s comments, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

•	the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert Staff comments as a defense on any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

       If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned at 301.429.4638 or by facsimile at 301.306.9426.  Thank you in advance for your consideration.

Very truly yours,

/s/

Peter D. Thompson
Executive Vice President and
Chief Financial Officer
Radio One, Inc.

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